UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  1-10346

CUSIP Number:  29246J200

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	Not applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

EMRISE Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

611 Industrial Way
Address of Principal Executive Office (Street and Number)

Eatontown, NJ 07724
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

EMRISE Corporation (the “Company”) is unable to complete its consolidated financial statements for the year ended December 31, 2009, and thereby unable to file its Annual Report on Form 10-K for this period in a timely manner without unreasonable effort or expense because management has not had sufficient time to complete its procedures associated with the consolidated financial statements as a result of the significant time commitment that was required of the Company’s executive officers and finance staff in connection with the consummation of the sale of substantially all of the assets of the Company’s RO Associates subsidiary on March 22, 2010 and to complete all accounting and tax analyses resulting from the divestitures over the past 12 months, discontinued operations and the Company’s international debt structure.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. John Donovan		732-387-5790
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced significant increases in its net sales, gross profit and selling, general and administrative expenses (“SG&A”) in 2009 compared to 2008.  Net sales were $53.8 million in 2009 compared to $47.2 million in 2008; gross profit was $20.6 million in 2009 compared to $16.7 million in 2008; and SG&A was $16.6 million in 2009 compared to $14.0 million in 2008.  Although there were several factors that impacted the changes in these areas, these increases were predominately caused by the inclusion of a full year in 2009 of operations for Advanced Control Components, Inc. (“ACC”), which was acquired in August 2008, compared to only four months of operations in 2008.  Other line items impacted by the foregoing (e.g., income from continuing operations) also significantly changed.  The Company anticipates a change in the income tax items in its financial statements that will also affect net income, but for the reasons described above cannot estimate those results at this time.

EMRISE Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ D. John Donovan
D. John Donovan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).